Exhibit(a)(5)(A)

FOR IMMEDIATE RELEASE

For more information, contact:

Extreme Networks, Inc.
Investor Relations	Public Relations
(408) 579-3030	(408) 579-3483
investor_relations@extremenetworks.com	gcross@extremenetworks.com

Extreme Networks Announces Tender Offer

To Repurchase $100 Million of Stock

Santa Clara, California, August 11, 2008—Extreme Networks, Inc. (Nasdaq: EXTR) today announced its intention to commence a “modified Dutch auction” tender offer to purchase $100 million worth of its common stock at a price per share not less than $3.30 and not greater than $3.70. Extreme Networks® intends to commence the stock tender offer today, August 11, 2008, and expects the stock tender offer to expire at 5:00 p.m. New York time on September 12, 2008, unless extended. The maximum number of shares proposed to be purchased in the stock tender offer represents approximately 26% percent of Extreme Networks’ currently outstanding common stock. Extreme Networks will fund the offer from available cash on hand.

Goldman, Sachs & Co. will serve as dealer manager for the stock tender offer. MacKenzie Partners, Inc. will serve as information agent and Mellon Investor Services LLC will serve as the depositary.

Gordon Stitt, Chairman of the Board of Directors, commented: “The Board believes that this offer is an opportunity to increase the long-term value of our stock for our stockholders, while at the same time providing stockholders who wish to tender some or all of their shares a way to do so efficiently.”

A “modified Dutch auction” allows stockholders to indicate how many shares and at what price within Extreme Networks’ specified range they wish to tender. Based on the number of shares tendered and the price specified by the tendering stockholders, Extreme Networks will determine the lowest price per share within the range that will enable it to purchase $100 million worth of its shares, or such lesser dollar value of shares as are properly tendered. At the minimum price of $3.30 per share, Extreme Networks would purchase a maximum of 30,303,030 shares, while at the maximum price of $3.70 per share, Extreme Networks would purchase a maximum of 27,027,027 shares. Extreme Networks will not purchase shares below a price stipulated by a stockholder, and in some cases, may actually purchase shares at prices above a stockholder’s indication under the terms of the “modified Dutch auction.” The stock tender offer is not contingent upon a minimum number of shares being tendered but is conditioned on a number of events as described in the offer to purchase. Specific instructions and a complete explanation of the terms and conditions of the stock tender offer are contained in the Offer to Purchase and related materials that will be mailed to stockholders of record as of August 7, 2008 beginning on August 11, 2008.

Neither of Extreme Networks’ management, nor any of its board of directors, executive officers, the dealer manager, the information agent or the depositary is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the stock tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will tender their shares. Stockholders should consult their financial and tax advisors in making this decision.

This press release is for informational purposes only, and is not an offer to purchase or the solicitation of an offer to sell any shares of Extreme Networks common stock. The solicitation of offers to purchase shares of Extreme Networks common stock will be made only pursuant to the tender offer documents, including the Offer to Purchase and the related Letter of Transmittal that Extreme Networks intends to distribute to holders of its common stock and file with the Securities and Exchange Commission (“SEC”) today.

HOLDERS OF COMMON STOCK ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE STOCK TENDER OFFER.

Holders of common stock will be able to obtain these documents as they become available free of charge at the SEC’s website at www.sec.gov, or at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, holders of common stock may also request copies of the Tender Offer Statement, the Offer to Purchase, related Letter of Transmittal and other filed tender offer documents free of charge by contacting MacKenzie Partners, Inc., the Information Agent, by telephone at (800) 322-2885 (toll-free), or in writing to MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016.

Extreme Networks, Inc.

Extreme Networks designs, builds, and installs Ethernet infrastructure solutions that help solve the toughest business communications challenges. The company’s commitment to open networking sets us apart from the alternatives by delivering meaningful insight and unprecedented control to applications and services. Extreme Networks believes that openness is the best foundation for growth, freedom, flexibility and choice. The company is focused on enterprises and service providers who demand high performance, converged networks that support voice, video and data over a wired and wireless infrastructure.

Extreme Networks is a registered trademark of Extreme Networks, Inc. in the United States and other countries.

Forward-Looking Statements

This press release contains forward-looking statements, including, among others, statements regarding Extreme Networks’ proposed stock tender offer, including the anticipated commencement date of the offer, the expected number of shares Extreme Networks expects to repurchase in the offer, the price range within which it will repurchase such shares and the expected expiration date of the offer. Actual results may differ materially from those expressed in the forward-looking statements due to a number of factors, including delays in effecting the tender, a significant decline in the price of Extreme Networks’ common stock, unanticipated cash requirements and prolonged adverse conditions in the U.S. economy and Extreme Networks’ industry. More information about potential factors that could affect Extreme Networks is included in our filings with the SEC, including without limitation, under the captions: “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Risk Factors.”

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